Ecopetrol publishes measures aimed at ensuring the adequate representation of Shareholders at the Extraordinary Meeting to be held on February 5th, 2026

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the “Company”) announces that, in compliance with the provisions set forth in Part III, Title I, Chapter VI of the Legal Basic Circular issued by the Financial Superintendence of Colombia (C.E. 006 of 2025), the following measures are expected to be in effect to ensure the adequate representation of shareholders at the Extraordinary Shareholders’ Meeting to be held on February 5, 2026:

•	Inform shareholders of their right to be represented through the appointment of a proxy, and set out the legal requirements for the powers of attorney granted for such purpose.

•	Instruct those designated to verify the powers of attorney granted by shareholders that they may not accept any such powers of attorney that do not meet the minimum requirements established by law, and that no powers of attorney may be accepted in which the name of the respective representative is not clearly stated.

•	Remind Ecopetrol’s managers and employees that: (i) they must abstain from influencing the selection of shareholders’ attorneys-in-fact; (ii) they must not recommend that shareholders vote for a specific candidate slate for the board of directors; and (iii) they must not suggest, coordinate, or agree with shareholders on the submission of proposals at the meeting, or on voting for or against any proposal submitted at the meeting.

•	Prohibit granting powers of attorney to individuals directly or indirectly connected to the management of the Company or to employees of Ecopetrol.

•	Remind employees that, while serving in their roles, they may not act as attorneys-in-fact of any shares other than their own, except in certain cases of legal representation.

•	Designate the Corporate Legal Vice Presidency and General Secretariat as the area responsible for reviewing and verifying the powers of attorney.”

Bogota D.C., January 19, 2026

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Investor Relations Department

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co